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10031411

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-26740

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
National Financial Services LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

82 Devonshire Street
(No. and Street)

Boston (City) Massachusetts (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tony Castella (212) 335-5926
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) NY (City) NY (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

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NATIONAL FINANCIAL SERVICES LLC
(SEC I.D. No. 8-26740)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
National Financial Services LLC:

We have audited the accompanying consolidated statement of financial condition of National Financial Services LLC and subsidiaries (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of National Financial Services LLC and subsidiaries at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 18, 2010

NATIONAL FINANCIAL SERVICES LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009
(In thousands)

ASSETS

Cash	$	55,587
Cash and securities segregated under federal regulations (includes securities of $3,388,887)		17,760,635
Securities borrowed		5,062,004
Securities received as collateral		41,310
Receivable from brokers, dealers and clearing organizations		750,856
Receivable from customers, net of allowance of $15,780		7,730,227
Securities owned—at fair value ($261,206 pledged as collateral)		2,142,229
Resale agreements		417,553
Furniture, office equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $85,141		94,927
Other assets		251,469
TOTAL ASSETS	$	34,306,797

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Securities loaned	$	1,122,515
Obligation to return securities received as collateral from affiliate		41,310
Payable to brokers, dealers and clearing organizations		1,992,357
Payable to customers		27,599,875
Securities sold, but not yet purchased—at fair value		158,881
Repurchase agreements		390,293
Payable to affiliates		122,553
Accrued expenses and other liabilities		422,485
Total liabilities		31,850,269
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		2,456,528
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	34,306,797

See notes to the consolidated statement of financial condition.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The Consolidated Statement of Financial Condition includes the accounts of National Financial Services LLC ("NFS") and its wholly owned subsidiaries, Correspondent Services Corporation ("CSC") and Combined Collateral LLC (collectively referred to as the "Company"). All material intercompany balances have been eliminated.

Description of Business—The Company is wholly owned by Fidelity Global Brokerage Group, Inc. (the "Parent"), a wholly owned subsidiary of FMR LLC ("FMR"). NFS is a registered broker-dealer, a member of various national and regional stock exchanges, and is licensed to transact on the NYSE Euronext. NFS provides a wide range of securities related services to a diverse customer base primarily in the United States. The Company's customer base includes institutional and individual investors, other broker-dealers and corporations, including an affiliated broker-dealer, Fidelity Brokerage Services LLC ("FBS"), which provides discount brokerage services to a retail customer base, all of which effect transactions in a wide array of financial instruments. NFS engages in brokerage, clearance, custody and financing activities for which it receives fees from a diverse group of correspondent brokers and dealers. NFS also transacts on a proprietary basis for itself and the correspondent firms for which it clears.

Securities Transactions—Proprietary transactions and the related principal transactions revenues are recorded on a trade date basis. Securities owned and securities sold, but not yet purchased are reported at fair value and any fluctuations are reported as a component of principal transactions.

Customer Transactions—Receivable from and payable to customers include amounts related to both cash and margin transactions. The Company records customer transactions on a settlement date basis, which is generally three business days after trade date, while the related commission revenues and clearing fees and related expenses are recorded on a trade date basis. The Company's customer base is monitored through a review of account balance aging, collateral in the account and an assessment of the customer financial condition. An allowance against doubtful receivables is established through a combination of specific identification of accounts and percentages based on aging. Commission revenue is presented net of correspondent payouts. Securities owned by customers, including those that collateralize margin transactions, are not reflected in the accompanying Consolidated Statement of Financial Condition.

Brokerage and Customer Related Interest and Dividends—NFS collects and distributes introducing brokers' customer related interest pursuant to their clearing agreements. Additionally NFS recognizes interest and dividend income and incurs interest and dividend expense from various sources such as collateralized securities transactions, proprietary trading activities and overnight sweep deposits.

Use of Estimates—Preparation of the Consolidated Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions regarding the outcome of litigation and other matters that affect the reported amounts and the disclosure of contingencies in the Consolidated Statement of Financial Condition. Actual results could differ from these estimates.

Cash—For the purposes of reporting cash flows and amounts in the Consolidated Statement of Financial Condition, the Company defines cash as cash on hand and demand deposits. Cash equivalents are reported as securities owned at fair value in the Consolidated Statement of Financial Condition.

Furniture, Office Equipment and Leasehold Improvements—Depreciation of furniture and office equipment is computed on a straight-line basis using estimated useful lives which range from three to five years. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of their useful lives or the life of the lease.

Income Taxes—As single-member limited liability companies, NFS and Combined Collateral LLC are disregarded as entities separate from their owner and the operations are included in the federal and state income tax returns of the Parent. Therefore, the Company has no income tax expense/benefit or tax assets/liabilities except with regards to CSC. As a corporation, CSC is required to recognize the tax benefits or expenses on the temporary differences between the financial reporting and tax basis of assets and liabilities.

Collateralized Securities Transactions—Resale and repurchase agreements are accounted for as collateralized financing transactions and are recorded at their contractual amounts plus accrued interest and are presented on a net-by-counterparty basis, where permitted by accounting principles generally accepted in the United States of America. These agreements are generally collateralized by U.S. government and government agency securities. It is the Company's policy to take possession of securities purchased under resale agreements with a market value in excess of the principal amount loaned plus accrued interest to collateralize these transactions. Similarly, the Company is generally required to provide securities to counterparties in order to collateralize repurchase agreements. This collateral is valued daily and the Company or the counterparty may be required to deposit additional securities or return securities pledged when appropriate. A portion of securities obtained as collateral under resale agreements are segregated for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

Securities borrowed and securities loaned are recorded based on the amount of cash collateral advanced or received. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral. The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the market value of the applicable securities borrowed or loaned. In non-cash loan versus pledge securities transactions, the Company, as lender, records the collateral received as both an asset and as a liability, recognizing the obligation to return the collateral to the borrower. The Company monitors the market value of securities borrowed and loaned, with excess collateral retrieved, or additional collateral obtained, when deemed appropriate.

Interest related to collateralized securities transactions is recorded on an accrual basis.

Derivatives—Derivatives are typically defined as an instrument whose value is "derived" from underlying assets, indices or reference rates, such as a future, forward, swap, or option contract, or other financial instrument with similar characteristics. Derivative contracts often involve future commitments to exchange interest payment streams or currencies based on a notional or contractual amount (*e.g.*, interest rate swaps or currency forwards) or to purchase or sell other financial instruments at specified terms on a specified date (*e.g.*, options to buy or sell securities or currencies).

The Company enters into forward foreign currency exchange contracts to facilitate certain customer segregation requirements. The Company reports its derivative instruments separately as assets and liabilities unless a legal right of set-off exists under a master netting agreement enforceable by law. The Company's derivative instruments are recorded at their fair value and are included in other assets and other liabilities, as applicable, on the Consolidated Statement of Financial Condition. Gains and losses on the Company's derivatives are included in principal transaction revenue.

Fair Value— Effective January 1, 2008, the Company adopted fair value measurement standards prescribed by the Financial Accounting Standards Board ("FASB") which define fair value as the price received to transfer a financial asset or paid to transfer a financial liability in an orderly transaction between market participants at the measurement date. This standard also establishes a framework for measuring fair value, expands disclosures about fair value measurements and specifies a hierarchy of valuation techniques based on whether inputs to these valuation techniques are observable or unobservable. Assets, including cash, resale agreements, securities borrowed, receivables, and other assets, are carried at amounts which approximate fair value. Securities owned and securities sold, but not yet purchased are recorded at fair value using quoted market prices for exchange traded securities or dealer price quotations for actual or similar instruments. Securities loaned, repurchase agreements, accrued expenses, payables and other liabilities are carried at amounts which approximate fair value.

2. RECENT ACCOUNTING PRONOUNCEMENTS

Fair Value Measurements—In 2009, the Company adopted, on a prospective basis, additional accounting standards issued by the FASB on fair value measurements. The additional accounting standards assist in the determination of fair value for securities or other financial assets when the volume and level of activity for such items have significantly decreased when compared with normal market activity and there is no longer sufficient frequency or volume to provide pricing information on an ongoing basis. The additional accounting standards also assist in determining whether or not a transaction is orderly and whether or not a transaction or quoted price can be considered in the determination of fair value. Accordingly, the additional accounting standards do not apply to quoted prices for identical assets or liabilities in active markets categorized as Level 1 in the fair value hierarchy, and also requires that additional fair value disclosures be included on an interim basis. See Note 4 for the additional disclosures provided pursuant to the additional accounting standards. The adoption of additional standards regarding fair value measurements did not materially impact the Company's Consolidated Statement of Financial Condition.

On January 21, 2010, the FASB amended its standard on fair value measurements and disclosures to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. The amended standard also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosure about purchases, sales, issuance, and settlement in the roll forward of activities in Level 3 fair value measurements which are effective for fiscal years beginning after December 15, 2010. The Company does not anticipate that the adoption of the amended standard on fair value measurements and disclosures will have a material impact on its Consolidated Statement of Financial Condition.

Income Taxes—In 2009, the Company adopted new accounting standards which clarify the accounting for uncertainty in income taxes recognized in the Company's consolidated financial statements. As a result, the Company applies a more-likely-than-not recognition threshold for all tax uncertainties as the Company is permitted to recognize only those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the taxing authorities. The adoption of this new accounting standard did not have a material impact on the Company's Consolidated Statement of Financial Condition.

Subsequent Events—In May 2009, the FASB codified the standard regarding disclosure of events occurring subsequent to the balance sheet date. The standard does not change the definition of a subsequent event (i.e. an event or transaction that occurs after the balance sheet date but before the financial statements are issued) but requires disclosure of the date through which subsequent events were evaluated when determining whether adjustment to or disclosure in the Statement of Financial Condition

is required. The Company evaluated subsequent events and disclosed those events through February 18, 2010. Since this standard requires only additional disclosures concerning subsequent events, the adoption of it did not have an effect on the Consolidated Statement of Financial Condition.

3. CASH AND SECURITIES SEGREGATED UNDER FEDERAL REGULATIONS

Cash and securities segregated under federal regulations consist of the following:

Resale agreements	$	9,874,241
Interest bearing cash deposits		4,497,507
Government securities		1,480,105
Certificates of deposit		1,150,369
Securities guaranteed by the TLGP		758,413
	$	17,760,635

The Temporary Liquidity Guarantee Program (TLGP)—This program covers debt of banks, thrifts and/or certain holding companies which are guaranteed under the FDIC Temporary Liquidity Guarantee Program. This debt is backed by the full faith and credit of the United States Government. It consists of full-term guaranteed commercial paper and non-convertible debt securities issued by an unaffiliated entity pursuant to the Program.

4. FAIR VALUE MEASUREMENTS

The Company's securities owned and securities sold, but not yet purchased consist of the following:

Securites owned - at fair value:		
Money Market Funds	$	1,751,785
Debt:		
Corporates		197,507
U.S. Government and Agency		80,244
Municipals		97,837
Equities		13,831
Other		1,025
Total	$	2,142,229

Securites sold, but not yet purchased - at fair value:		
Debt:		
U.S. Government and Agency	$	125,336
Corporates		27,719
Municipals		2,034
Equities		1,572
Other		2,220
Total	$	158,881

The Company categorizes the financial assets and liabilities carried at fair value in its Consolidated Statement of Financial Condition based upon a three-level valuation hierarchy. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable valuation inputs (Level 3). If the inputs used to measure a financial asset or liability cross different levels of the hierarchy, categorization is based on the lowest level input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the overall fair value measurement of a financial asset or liability requires judgment, and considers factors specific to the asset or liability. Financial assets and liabilities recorded on the Consolidated Statement of Financial Condition are categorized based on the inputs to the valuation techniques as follows:

Level 1- Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Because valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 - Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets;
b) Quoted prices for identical or similar assets or liabilities in non-active markets;
c) Pricing models whose inputs are observable for substantially the full term of the asset or liability; and
d) Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability.

Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability (examples include private equity investments, certain residential and commercial mortgage related assets (including loans, securities and derivatives), and long-dated or complex derivatives including certain foreign exchange options).

The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

	Fair Value Measurements on a Recurring Basis			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets:				
Securities segregated under federal regulations	$1,480,099	$1,908,788	$ -	$ 3,388,887
Securities received as collateral	41,310	-	-	41,310
Securities owned	94,202	2,048,027	-	2,142,229
Total Assets	$1,615,611	$3,956,815	$ -	$ 5,572,426
Liabilities:				
Obligation to return securities received as collateral from affiliate	$ 41,310	$ -	$ -	$ 41,310
Securities sold, but not yet purchased	126,956	31,925	-	158,881
Total Liabilities	$ 168,266	$ 31,925	$ -	$ 200,191

5. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Receivable from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date, margin deposits, commissions, net receivables arising from unsettled trades and the Company's introducing brokers' margin loans.

Payable to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date, clearing deposits from introducing brokers, commissions, net payables arising from unsettled trades and amounts payable to the Company's introducing brokers.

6. CONCENTRATIONS OF CREDIT RISK

The Company provides brokerage, clearance, financing and related services to a diverse customer base primarily in the United States, including institutional and individual investors and brokers and dealers, including affiliates. The Company's exposure to credit risk associated with these transactions is measured on an individual customer or counterparty basis. To reduce the potential for risk concentration, credit limits are established and continually monitored in light of changing customer and market conditions. In the normal course of providing such services, the Company requires collateral on a basis consistent with industry practice or regulatory requirements. The type and amount of collateral is continually monitored and counterparties are required to provide additional collateral as necessary.

7. REGULATORY REQUIREMENTS

As a registered broker-dealer, NFS is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Rule") in addition to the rules of the Financial Industry Regulatory Authority, Inc. ("FINRA") and other principal exchanges of which it is a member. NFS has

elected the alternative method permitted by the Rule which requires that minimum net capital, as defined, be the greater of $1,500 or 2% of aggregate debit items arising from customer transactions. At December 31, 2009, NFS had net capital of $2,069,463, which was 16.55% of aggregate debit items and exceeded its minimum requirement by $1,819,354.

During 2009, NFS performed the computations for the assets in the proprietary accounts of its introducing brokers (PAIB) in accordance with the customer reserve computation set forth under Securities and Exchange Commission Rule 15c3-3.

8. TRANSACTIONS WITH AFFILIATED COMPANIES

The Company earned clearing fees for executing and clearing securities transactions on a fully disclosed basis for FBS and mutual funds managed by an affiliate.

NFS collects and distributes FBS' customer related interest pursuant to their clearing agreement.

The Company earned asset and account based fees, from affiliated companies related to mutual fund transactions and balances.

Various charges, such as occupancy, administration, computer processing, systems development and certain employee benefits are paid by FMR and charged to the Company.

Transactions with affiliated companies are settled with FMR, with the exception of transactions with FBS which are settled directly. Payable to affiliate represents the amounts due to FBS based on their clearing agreement and the amounts due to FMR. The payable to FBS and FMR is $28,432 and $94,121, respectively at December 31, 2009.

The Company entered into non-cash loan versus pledge securities transactions with FBS. The fair value of the collateral was $41,310 at December 31, 2009.

9. EMPLOYEE BENEFIT PLANS

The Company participates in FMR's defined contribution profit sharing plans covering substantially all employees. Annual contributions to the profit sharing plan are based on either stated percentages of eligible employee compensation or employee contributions.

The Company also participates in FMR's Retiree Health Retirement Plan, a health reimbursement arrangement covering all eligible employees. The charge is based on the number of full-time and part-time employees participating in the plan.

The Company participates in various FMR share based compensatory plans and is assessed a compensation charge that is amortized over the period in which it is earned. The FMR share plans are accounted for as share appreciation rights and provide holders with participation in changes in FMR's Net Asset Value per share over their respective terms. These plans are cash-settled at the end of their defined term or in the event employee participants are no longer eligible holders. The accumulated value of these plans including certain additional cash bonuses on select plans is amortized over the applicable vesting periods with a charge to employee compensation and benefits expense.

10. EXIT COSTS

Exit costs generally fall in two categories: employee severance and costs to terminate contracts, including leases. The Company recognizes expense and records the associated liability for exit activities that have been approved by FMR management, communicated to the affected population, specifically identified, and determined to be unlikely that significant changes to the plan will occur or that the plan

will be withdrawn. At December 31, 2009, the Company's liability related to these exit costs totaled $20,547.

11. COMMITMENTS AND CONTINGENCIES

Assets Pledged and Other Secured Transactions—In the normal course of business, the Company executes, settles and finances customer, correspondent and proprietary securities transactions. Customer and correspondent transactions include the sale of securities sold, but not yet purchased (short sales) and the writing of options. These activities may expose the Company to off-balance-sheet risk arising from the potential that the customer or counterparty may fail to satisfy its obligations and the collateral will be insufficient. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to customers and counterparties.

The Company seeks to control the risks associated with its customer and correspondent activities by requiring customers and correspondents to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors trade date customer and correspondent exposure and collateral values daily and requires customers and correspondents to deposit additional collateral or reduce positions when necessary.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in exposure to market risk as the Company's ultimate obligation to purchase securities sold, but not yet purchased may exceed the amount recognized in the Consolidated Statement of Financial Condition.

In the normal course of business, the Company borrows and lends securities to finance securities transactions and to facilitate the settlement process. In loaning securities, the Company utilizes securities owned by customers collateralizing margin debt and securities borrowed.

Liabilities to other brokers and dealers related to unsettled transactions (e.g., securities failed to receive) are recorded at the amounts for which the securities were acquired and are paid upon the receipt of securities from the other brokers and dealers.

The Company seeks to control the risks associated with these transactions by establishing and monitoring credit limits for significant counterparties for each type of transaction and monitoring collateral and transaction levels daily.

Guarantees—The Company is required to disclose information about its obligations under certain guarantee arrangements. Guarantees are defined as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. Guarantees are also defined as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is

remote. Accordingly, no contingent liability is recorded in the Consolidated Statement of Financial Condition for these arrangements.

Collateral—At December 31, 2009, the fair value of securities received as collateral by the Company that can be repledged, delivered or otherwise used was approximately $27,919,969. This collateral was generally obtained under reverse repurchase, securities borrowed or margin lending agreements. Of these securities received as collateral, those with a fair value of approximately $18,532,958 were delivered or repledged, generally as collateral under repurchase or securities lending agreements or to cover short sales or to satisfy margin requirements with the Options Clearing Corp.

In relation to non-cash loan versus pledge securities transactions, the Company recorded collateral received from FBS and a related obligation to return this collateral. The collateral had a fair value of $41,310 at December 31, 2009.

Leases—The Company occupies office space under noncancelable operating leases expiring at various dates through 2016. Future minimum rentals under these leases are $12,740, $12,754, $8,181, $3,325 and $3,276 for each of the years ending December 2010 through December 2014, respectively, and $6,279 thereafter. Certain leases contain escalation clauses and renewal options.

Risks and Uncertainties—The Company generates a significant portion of its revenues by providing securities trading, brokerage and clearing activities to domestic customers. Revenues for these services are transaction based. As a result, the Company's revenues could vary based on the performance of financial markets around the world. The Company's financing is sensitive to interest rate fluctuations that may have an impact on the Company's profitability.

Litigation—In the normal course of business as a clearing broker-dealer, the Company has been named as a defendant in several legal actions and lawsuits. The Company reviews such actions and lawsuits on a case by case basis and establishes any required reserves if a loss is probable and the amount of such loss can be reasonably estimated. Although the ultimate outcome of these actions cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such actions will not have a material adverse effect on the financial condition of the Company.

Letters of Credit—At December 31, 2009, the Company had unsecured letters of credit outstanding of approximately $14,000. Letters of credit approximating $9,176 were used as collateral for securities borrowed with a market value of approximately $7,975 and the remaining letters of credit were used primarily to satisfy margin requirements.

Other—The Company has entered into multiple overnight, uncommitted, unsecured bank loans with large financial institutions. These loans are drawn down periodically to satisfy the daily operating needs of the Company and there were no balances outstanding at December 31, 2009. On October 10, 2008, the Company entered into an uncommitted $1,000,000 line of credit with FMR. There were no amounts drawn down during the year. On September 29, 2005, FMR approved a subordinated loan facility for $1,000,000 to be used by NFS. There were no borrowings under this facility during the year. The Company has not asked for approval from FINRA so the loan facility can not be used for capital purposes at this time.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 18, 2010

National Financial Services LLC
82 Devonshire Street
Boston, MA 02109

In planning and performing our audit of the consolidated financial statements of National Financial Services LLC and subsidiaries (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 18, 2010 and such report expressed an unqualified opinion on those consolidated financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers (PAIB)); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of consolidated financial statements in conformity with generally accepted accounting

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP